UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANAURY, 2008.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  January 11, 2008                    /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
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                         NEWS RELEASE - JANUARY 11, 2008

                    AMERA REPORTS PHASE II DRILL RESULTS FROM
                    CENTRAL COCHA PROJECT COPPER-SILVER ZONE

AMERA RESOURCES CORPORATION (AMS-TSX.V; AJRSF-OTC; OAY-Frankfurt) is pleased to report results for 9 diamond drill holes totaling 1,321m from its Phase II diamond drilling program on the Central Cocha copper-silver zone on its 100%-owned 7,060ha Cocha Project located in Junin department, central Peru. Highlights from the Phase II drill program are provided below in Table I. The most significant drill hole intercept from the 2007 Phase II program includes 37.9M AVERAGING 3.61% COPPER and 38.2 g/t silver in vertical hole CO-07-20, up dip from mineralization intersected in CO-06-03.

"These results confirm the high-grade nature of the copper-silver mineralization at the Central Cocha zone," stated Nikolaos Cacos, President and C.E.O. "Our focus at Cocha will be to further expand the known high grade copper zones and drill test new targets on the project".

The Phase II drill program will be recommencing once additional permitting, road and drill pad construction have been completed, and will test the South Cocha copper-silver zone in addition to definition drilling on the Central Cocha Zone. In the meantime, the Company is planning IP geophysical studies to define outcropping targets at depth.

The portion of the Phase II drill program reported herein was designed to further delineate the extent of high-grade copper-silver mineralization intercepted in drill hole CO-06-03 (30.23m grading 2.67% copper and 24.1 g/t silver, see October 17, 2006 News Release) and drill hole CO-06-02 as well as in surface trenching (80m averaging 0.80% copper and 10 g/t silver, see January 13, 2006 News Release). As well 6 holes were drilled to test the northwest extent of the Central Cocha (Discovery Outcrop) trend over an additional 600m of strike length.

         TABLE I: SIGNIFICANT DRILL INTERCEPTS FROM THE PHASE II PROGRAM

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DRILL              FROM           TO         INTERVAL       COPPER        SILVER
HOLE                (m)           (m)           (m)           (%)          (g/t)
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CO-07-12           25.70         28.70          3.00          0.27          6.6
CO-07-12           86.95        101.25         14.30          0.21          3.5
CO-07-13           45.70         48.20          2.50          0.22          3.3
CO-07-14           44.50         46.00          1.50          1.29         40.3
CO-07-14           66.20         66.80          0.60          0.91          2.1
CO-07-15           78.15         83.30          5.15          0.16          3.3
CO-07-15          119.65        122.08          2.43          0.17          5.9
CO-07-16           55.90         56.30          0.40          0.18          0.8
CO-07-17           71.80        101.50         29.70          0.27          2.8
CO-07-18             nil
CO-07-19             nil
CO-07-20            8.00         13.05          5.05          0.92         11.3
CO-07-20           23.46         39.13         15.67          2.52         41.7
CO-07-20           39.13         48.18          9.05          0.42          6.3
CO-07-20           54.37         92.30         37.93          3.61         38.2
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NEWS RELEASE                                                    JANUARY 11, 2008
AMERA RESOURCES CORPORATION                                               PAGE 2
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A plan map and complete set of drill  sections are  available for viewing on the
Company's website (www.ameraresources.com). Table II below provides location, orientation and depths for the Phase II drill holes reported herein. The combined Phase I and II drilling totals 20 drill holes and 3,996m.

                        TABLE II: 2007 PHASE II DRILLING
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HOLE          EASTING    NORTHING   ELEVATION     AZIMUTH   INCLINATION    DEPTH
                                       (m)       (Degrees)                  (m)
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CO-DDH-12     497403      8675460      4641         220        -60        194.50
CO-DDH-13     496756      8675791      4554         220        -60         99.06
CO-DDH-14     496878      8675721      4587         220        -60        120.40
CO-DDH-15     496995      8675632      4603         220        -60        158.50
CO-DDH-16     497100      8675503      4604         220        -60         92.96
CO-DDH-17     497403      8675460      4641         220        -55        153.95
CO-DDH-18     497100      8675503      4604         220        -75        132.59
CO-DDH-19     497023      8675669      4579         220        -55        199.65
CO-DDH-20     497346      8675389      4633                    -90        169.20
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TOTAL                                                                    1320.81
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The Phase II drill program  demonstrates  the complex nature of the  stratabound copper-silver mineralization at Central Cocha and the lenticular shape of the mineralized bodies. To date, six diamond drill holes (CO-06-01, CO-06-02, CO-06-03, CO-07-12, CO-07-17 and CO-07-20) have been drilled along a single northeast-oriented fence to outline the geometric shape and size of the "Discovery Outcrop" area of the Central Cocha Zone. Results delineate a high-grade mineralized body that dips 60 degrees northeast, has an average true width of 22m, a down-dip length of 100m and is closed off 100m along strike to both the northwest and southeast by barren drill holes. The vertical depth of the body extends to 100m depth from surface. In addition, three smaller and lower-grade lenticular mineralized bodies were identified in the hangingwall by the Phase II drilling.

Drill holes CO-07-13,  CO-07-14,  CO-07-15, CO-07-16, CO-07-18 and CO-07-19 were drilled to the northwest of the" Discovery Outcrop", extending the tested segment of the zone a further 600m to the northwest. Drilling to date has tested the Central Cocha Zone, defined by copper-silver soil anomalies and outcropping mineralization, along 1km of strike length. Further drilling along the Central Cocha Zone will determine the actual strike length of the high-grade mineralized body.

Mineralization at the Central Cocha zone is hosted within deformed lacustrine volcaniclastic stratabound copper-silver zones of the Permian Mitu formation. Chalcopyrite, bornite, chalcocite, cuprite and pyrite are associated with altered carbonaceous agglomerate and ash tuff. Alteration varies from chloritic to silicified and argillic, which patterns suggest a syngenetic genesis of the mineralization. The isolated lenses and variable thickness of the mineralized zones indicate syngenetic structural control, including submarine depressions, growth faults, slumps and debris flows.

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NEWS RELEASE                                                    JANUARY 11, 2008
AMERA RESOURCES CORPORATION                                               PAGE 3
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Drilling was carried out using a man-portable diamond core drilling rig operated by Pac Rim Drilling of Peru. Core was logged, split and sampled onsite according to NI43-101 standards and care was taken to keep the samples in secure areas. All core was sampled and was analyzed by ALS Chemex laboratory in Lima, Peru using AAS and ICP methods. Additional standard pulp samples were included with the sample submittals for QA/QC purposes and show consistent comparison. Check analysis of the mineralization from the "Discovery Outcrop" Zone in hole CO-07-20 was performed by Acme Analytical Laboratories, with results comparing favorably to those from ALS Chemex. Technical information for this press release is presented by Peter Ellsworth, Vice President Exploration for Amera and a Qualified Person as defined in National Instrument 43-101.

AMERA RESOURCES CORPORATION is a metals exploration company focused on the Americas. The Company has three drill-ready projects in Peru; is advancing others to the drill stage; and, is fully funded to carry-out its exploration programs. Amera is constantly evaluating new opportunities through management's network of contacts in the resource sector. The Company is committed to growth and adding shareholder value through precious and base metal discoveries.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO


For further information please contact, Alex Mason, Corporate Communications, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2008 NUMBER 1

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